SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONIC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	835451105
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))

Paige S. Bass, Esq.
Vice President, General Counsel and Assistant Corporate Secretary
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
(405) 225-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

John J. Cannon III, Esq.
John A. Marzulli, Jr. Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8159 and (212) 848-8590

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,773,334	$1,195.94
*
Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer.

These options cover an aggregate of 2,341,179 shares of the issuer’s common stock and have an aggregate value of $16,773,334 as of March 26, 2010, calculated based on a Black-Scholes option pricing model.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,195.94	Filing Party:	Sonic Corp.
Form of Registration No.:	005-41654	Date Filed:	March 31, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 31, 2010, as amended through the date hereof (the “Schedule TO”), relating to an offer by Sonic Corp., a Delaware corporation (the “Company” or “Sonic”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase up to 2,341,179 shares of the Company’s common stock, par value $0.01 per share (the “Exchange Offer”).  On April 8, 2010, Sonic filed with the Securities and Exchange Commission, its quarterly report for the period ended February 28, 2010 on Form 10-Q.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein.  This Amendment No. 3 should be read in conjunction with the Schedule TO.

ITEM 2.	SUBJECT COMPANY INFORMATION

(b)           Securities.

In the Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010 (the “Offer to Exchange”), attached to the Schedule TO as Exhibit (a)(1)(A), the first sentence under the paragraph entitled “Risks Related to Our Business and Common Stock” in the Section entitled “Risk Factors” is hereby deleted and replaced in its entirety as follows:

“You should carefully review the risk factors contained in our periodic and other reports filed with the Securities and Exchange Commission (“SEC”), including those in our Annual Report on Form 10-K for the fiscal year ended August 31, 2009 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2009 and February 28, 2010, each of which is incorporated herein by reference, and also the information provided in this Offer to Exchange document and the other materials that we have filed with the SEC, before making a decision on whether to surrender your eligible stock options for exchange.”

ITEM 4	TERMS OF THE TRANSACTION

(a)           Material Terms.

In the Offer to Exchange, the paragraph entitled “Financial Information” under “Section 9.  Information Concerning Us; Financial Information” is hereby deleted and replaced in its entirety as follows:

“Financial Information.  We have presented below preliminary financial data for the three and six months ended February 28, 2010, and a summary of our consolidated financial data for the fiscal years ended August 31, 2009 and August 31, 2008, and for the three months ended November 30, 2009 and November 30, 2008.  The following financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2009 and with “Part I. Financial Information” of our Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2009 and February 28, 2010, each of which is incorporated herein by reference.”

In the Offer to Exchange, the paragraph entitled “Additional Information” under “Section 9.  Information Concerning Us; Financial Information” is hereby deleted and replaced in its entirety as follows:

“Additional Information.  For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended August 31, 2009 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2009 and February 28, 2010, each of which is incorporated by reference herein and our other filings made with the SEC.  We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange.  We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you.  See Section 16. Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.”

ITEM 10.	FINANCIAL STATEMENTS

(a)           Financial Information.

In the Schedule TO, paragraph 10(a) is hereby deleted and replaced in its entirety as follows:

“The information set forth in Item 8. Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2009, Part I, Item 1. Financial Statements, of the Company’s Quarterly Reports on Form 10-Q for the quarters ended November 30, 2009 and February 28, 2010, and the financial information contained in the Offer to Exchange under Section 9. Information Concerning Us; Financial Information; and Section 16. Additional Information, is incorporated herein by reference.”

In the Offer to Exchange, a new item (f) is hereby added to “Section 16.  Additional Information” as follows:

“Our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010, filed with the SEC on April 8, 2010;”

The information set forth under Item 4(a) above is hereby incorporated by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1)           Agreements, Regulatory Requirements and Legal Proceedings.

In the Offer to Exchange, the second sentence of the second paragraph of “Section 17.  Miscellaneous” is hereby deleted and replaced in its entirety as follows:

“These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended August 31, 2009 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended November 30, 2009 and February 28, 2010, each of which is incorporated herein by reference, that could cause actual results to differ materially from those expressed in the forward-looking statements.”

The information set forth under Item 2(b) above is hereby incorporated by reference.

ITEM 12.	EXHIBITS

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(P)*	Email to Employees Regarding Stock Option Exchange Website
(a)(1)(Q)*	Presentation to Employees Regarding Stock Option Exchange
(a)(1)(R)	Quarterly Report on Form 10-Q for the quarter ended February 28, 2010 (filed with the Securities and Exchange Commission on April 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

Date:           April 9, 2010

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(P)*	Email to Employees Regarding Stock Option Exchange Website
(a)(1)(Q)*	Presentation to Employees Regarding Stock Option Exchange
(a)(1)(R)	Quarterly Report on Form 10-Q for the quarter ended February 28, 2010 (filed with the Securities and Exchange Commission on April 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO